CORRESPONDENCE
[GRAPHIC OMITTED]

VIA eMail and EDGAR

March 12, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Post-Effective Amendment No. 51
        File Nos.:  811-08090 and 033-70742
        Date filed:  December 22, 2008
                                      -

Dear Ms. Sazzman:

         Following are my response to your comments on the above referenced filing.

1. Clarify the paragraph preceding the target allocation tables within the section titled "What are the funds' goals and main investment strategies?".

   Response:  This paragraph has been clarified.

2. Clarify the first paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?".

   Response:  A sentence has been added to clarify the paragraph.

3. In the first paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?", clarify what is meant by "evolution of the global opportunity set".

   Response:  The language has been revised for clarification.

4. In the second paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?", clarify that the sub-adviser has flexibility to select investment styles.

   Response:  Clarifying language has been added.

5. In the section titled U.S. Mid and Large Cap Growth, clarify what is meant by companies believed to have "large-end market potential".

   Response:  Clarifying language has been added.

6. In the section entitled International Value Equity, clarify the second sentence.

   Response:  Clarifying language has been added.

7. In the section entitled Emerging Markets, clarify how emphasis will be placed on the various factors listed.

   Response: This language has been revised to clarify that the manager will focus on emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated.

8. Clarify the last sentence in the first paragraph of the section entitled "What are the main risks of investing in the funds?".

   Response:  Clarifying language has been added.

9. In the section entitled "What are the main risks of investing in the funds?", bold the language comparing the risks of investing in equity and fixed income investments between the three Foundation Funds. Add similar disclosure to other risk sections where appropriate.

   Response: The disclosure has been bolded. I have also added similar disclosure under the Foreign Investments sub-section.

10. In the section entitled "How have the funds performed?", remove the performance tables and disclose that a bar chart and performance table will be included in the prospectus once the funds have at least one calendar year of performance.

    Response: The performance tables have been removed and appropriate disclosure has been added.

11. Add Acquired Fund Fees and Expenses to the fee table as appropriate.

    Response: Acquired Fund Fees and Expenses have been added and appropriate adjustments made to the expense table.

12. In the section entitled "Management of the Funds", clarify that the advisory fee shown is net of fee waivers.

    Response:  Responsive language has been added.

13. In the Management of the Funds section, disclose Sharon Hill's position with Delaware when she joined in 2000.

    Response:  Responsive disclosure has been added.

14. Clarify the section titled "Impact to Funds from Profile Fund
Investments".

    Response:  This section has been revised with clarifying language.

15. In the section entitled "General Information", disclose that investors may obtain a "free" copy of the SAI, annual or semi-annual report.

    Response:  Responsive language has been added.

16. In the SAI, disclose Other Accounts Managed, Material Conflicts of Interest and Compensation Structures and Methods pertaining to the portfolio managers required to be disclosed in the prospectus.

    Response:  Responsive disclosure has been added to the SAI.

17. In the SAI, ensure that Appendix B (Proxy Voting Policies) is integrated by reference within the body of the SAI.

    Response: The SAI discloses that the Board of Trustees has delegated to each fund's sub-adviser the responsibility to vote proxies, and that the proxy voting policies are attached as Appendix B.

18. Please file as an exhibit under Part C the actual advisory and subadvisory agreements, not "forms of" agreement.

    Response: The actual advisory and subadvisory agreements will be filed as exhibits to our filing under Rule 485(b) prior to the effective date of the prospectus.

19. Tandy representations must be submitted.

    Response:   In regards to the referenced filing, the Trust acknowledges the following:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
o The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,

/s/ Craig Moreshead

Craig Moreshead
Senior Counsel

Subject to Completion Dated December 22, 2008

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.



                Lincoln Variable Insurance Products Trust

                LVIP Delaware Foundation (Reg. TM) Funds:
                LVIP Delaware Foundation (Reg. TM) Conservative Allocation FFund LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund
                LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund


                Service Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802

                Prospectus March 20, 2009




Each fund is a series of the Lincoln Variable lnsurance Products Trust (referred to as "fund") that sells its shares directly or indirectly to The Lincoln National Life Insurance Company and its affiliates (Lincoln Life). Lincoln Life holds the shares in its separate accounts to support variable annuity contracts and variable life contracts (contracts). We refer to a separate account as a variable account. Each variable account has its own prospectus that describes the account and the contracts it supports. You choose the fund or funds in which a variable account invests your contract assets. In effect, you invest indirectly in the fund(s) that you choose under the contract. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.

As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Fund Overview -
LVIP Delaware Foundation (Reg. TM) Funds
LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund
LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund
LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund

What are the funds' goals and main investment strategies?


The LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund, and LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund (collectively referred to as the "Foundation (Reg. TM) Funds") are "target risk funds", which base their asset allocation around a specified level of risk with corresponding variations of income and growth potential.



The investment objectives of the Foundation (Reg. TM)Funds are as follows:




Fund                                                         Investment Objective
------------------------------------------------------------ -------------------------------------------------------------------
LVIP Delaware Foundation (Reg. TM) Conservative Allocation   Seeks a combination of current income and preservation of capital with capital
Fund                                                         appreciation.
LVIP Delaware Foundation (Reg. TM) Moderate Allocation       Seeks capital appreciation with current income as a secondary objective.
Fund
LVIP Delaware Foundation (Reg. TM) Aggressive Allocation     Seeks long-term capital growth.
Fund


The investment objectives of the Foundation (Reg. TM) Funds are non-fundamental and may be changed without shareholder approval.

From the most conservative (LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund) to the moderate (LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund) to the most aggressive (LVIP Foundation (Reg. TM) Delaware Aggressive Allocation Fund), each Foundation (Reg. TM)Fund invests in a diversified portfolio of securities of different asset classes and investment styles as it strives to attain its objective(s). By allocating the investments across several different asset classes and investment styles, each of the Foundation (Reg. TM) Funds offers broad diversification while seeking to achieve its investment objective.

The following tables show the target allocation and allowable ranges (based on percentage of net assets) that each of the Foundation Funds expects to invest in for each asset class. Allocations for each asset class may vary within the allowable ranges from the target percentages set for each Foundation (Reg. TM) Fund.






                                    LVIP Delaware Foundation (Reg.
                                     TM) Conservative Allocation
                                                Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          20%         5 - 30%
  International Equity.............          15%         5 - 30%
  Emerging Markets.................           5%         0 - 10%
  Global Real Estate...............           0%         0 - 15%
  Bonds............................          58%        30 - 70%
  Cash Equivalents.................           2%         0 - 20%







                                    LVIP Delaware Foundation (Reg.
                                    TM) Moderate Allocation Fund
                                    -----------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................           30%       10 - 40%
  International Equity.............         22.5%       10 - 40%
  Emerging Markets.................          7.5%        0 - 15%
  Global Real Estate...............            0%        0 - 15%
  Bonds............................           38%       20 - 50%
  Cash Equivalents.................            2%        0 - 15%

                                    LVIP Delaware Foundation (Reg.
                                    TM) Aggressive Allocation Fund
                                    ------------------------------
Asset Class                          Target Allocation    Ranges
----------------------------------- ------------------- ---------
  U.S. Equity......................          40%        15 - 50%
  International Equity.............          30%        15 - 50%
  Emerging Markets.................          10%         0 - 20%
  Global Real Estate...............           0%         0 - 20%
  Bonds............................          18%        10 - 40%
  Cash Equivalents.................           2%         0 - 10%



An active allocation approach is used when selecting investments for the Foundation (Reg. TM)Funds. The sub-adviser has the flexibility to determine the level of investment in each asset class within the allowable range. In setting the asset allocation strategy for each of the Foundation (Reg. TM) Funds, the sub-adviser focuses on three key factors:

  o the returns and risk associated with different asset classes;
  o the correlation between different asset classes (their tendency to move up or down together); and

  o the changing universe of global investment opportunities.

This information is used to determine how much of each Foundation (Reg. TM) Fund will be allocated to each asset class within the allowable range. Within each asset class, the sub-adviser has flexibility to select the appropriate investment styles for investment. Descriptions of the investment styles within each asset class are listed below:



U.S. EQUITY ASSET CLASS

U.S. Large Cap Core


The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.


U.S. Mid and Large Cap Growth


The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have the potential for increased market share, dominant business models and strong free cash flow generation, and demonstrate operational efficiencies.


U.S. Large Cap Value


The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000 (Reg. TM) Value Index (as of 12/31/08 above $13.8 billion). A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as 1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; 2) favorable earnings prospects and dividend yield potential; and 3) the financial condition of the issuer.


U.S. Small Cap Core


Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000 (Reg. TM) Index (as of 12/31/08 $1.17 billion and below). The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.



INTERNATIONAL EQUITY ASSET CLASS

International Value Equity


The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The portfolio may purchase securities in any foreign country (developed or emerging) and seeks companies that are expected to perform well over the next three to five years.


International Growth


The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange traded funds that utilize an international growth investment style.



EMERGING MARKETS ASSET CLASS

Emerging Markets


The emerging markets investment style (sleeve) focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be (1) generally recognized as an emerging country by the international financial community including the World Bank and the International Finance Corporation; (2) classified by the United Nations as developing, or (3) included in the International Finance Corporation Free Index or the MSCI Emerging Markets Index. The manager focuses on investing in emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.



GLOBAL REAL ESTATE ASSET CLASS

Global Real Estate Securities


The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy is also evaluated in selecting the portfolio's investments.



FIXED INCOME (BONDS) ASSET CLASS

Diversified Fixed Income


The fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield securities (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.


In response to market, economic, political or other conditions, a fund may temporarily use a different investment strategy for defensive purposes. If a fund does so, different factors could affect fund performance and the fund may not achieve its investment objective.

Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to each Foundation Fund. Delaware Management Company manages the day-to-day investment activities of the Foundation Funds. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the funds?


For each of the Foundation (Reg. TM) Funds, investing in securities involves the risk that the value of the securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's securities to fluctuate and therefore, the value of the shares held under your contract could fluctuate, and you could lose money.

Asset allocation risk is the risk that the fund may allocate assets to an asset class that underperforms other asset classes. For example, the fund may be overweighted in equity securities when the stock market is falling and the fixed income market is rising. Therefore, the value of the fund's shares held under your contract depends on:

  o the performance of each asset class and sub-class (where applicable); and
  o the amount of the fund's total assets invested in each asset class and sub-class (where applicable).

Accordingly, the value of the fund's shares may be negatively affected if:
  o the securities in one of the fund's asset classes or sub-classes do not perform as well as securities in the other asset classes or sub-class;

  o the fund invests large amounts in an asset class or sub-class that does not perform as well as the other asset classes or sub-class and

  o when selecting asset classes and sub-classes of investment, poor timing causes the fund to suffer losses or miss gains generated in a specific asset class or sub-class.

Equity Investments. For investment styles allocated to equity, the primary risk is that the value of the stocks purchased will fluctuate. Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to equities than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund or the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with equities. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with equities than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.


Some of the investment styles may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions.

Some of the asset classes or investment styles may invest in foreign securities, which involve additional risks. Foreign currency fluctuations or economic, financial or political instability could cause the value of a fund's investments to fluctuate. Foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Investing in foreign securities also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers.

As a general matter, risk of loss is typically higher for issuers in emerging markets located in less developed or developing countries. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

Fixed Income Investments (Bonds). For investment styles allocated to fixed-income, the primary risks are interest rate risk and credit risk. Interest rate risk is the risk that the value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in the fund.


Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation's credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by a fund and, therefore, the value of the fund's shares, will fluctuate with the changes in the credit ratings of the debt obligations held. Investing in "junk" or "high yield" bonds entails greater risk of principal loss than the risk involved in investment grade bonds.

Because the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund has a greater target percentage of assets allocated to fixed income investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund, it will be more susceptible to the risks associated with fixed income investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with fixed income investments than the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund.

Foreign Investments (Equity or Bonds). Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money. All of the risk of investing in foreign securities are heightened when investing in emerging market countries.

Additionally, Investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain.

Because the LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund has a greater target percentage of assets allocated to foreign investments than the LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund and the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, it will be more susceptible to the risks associated with foreign investments. The LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund will be more susceptible to the risks associated with foreign investments than the LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund.

Global Real Estate. Real estate risk includes possible declines in the value of real estate, lack of availability of mortgage funds, overbuilding, extended vacancies of properties, property taxes and operating expenses, changes in zoning laws, environmental costs and liability damages from natural disasters, and changes in interest rates. Real estate investment trusts (REITs) are subject to substantial cash flow dependency, defaults, self-liquidation and the risk of failure to qualify for the free pass through of income. Investing in global real estate involves the additional risks of foreign investing which are not present when investing in U.S. real estate.

Exchange Traded Funds (ETFs). The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees that increase their costs.


How have the funds performed?
The funds commenced operations on March 20, 2009. Once the funds have at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the funds is not necessarily indicative of how the funds will perform in the future.

Estimated Fees and Expenses


The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the funds. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.




                                                           LVIP Delaware Foundation (Reg. TM)
                                                              Conservative Allocation Fund
                                                          ------------------------------------
Shareholder Fees (fees paid by the investor directly)
Sales Charge (Load) Imposed on Purchases.................               N/A
Deferred Sales Charge (Load).............................               N/A
Maximum Sales Charge (Load) Imposed on
   Reinvested Dividends..................................               N/A
Redemption Fee...........................................               N/A
Exchange Fee.............................................               N/A
Account Maintenance Fee..................................               N/A
Annual Fund Operating Expenses (fees that are
 deducted from fund assets)
Management Fee...........................................                  0.75%
Distribution and/or Service (12b-1 fees).................                  0.25%
Other Expenses...........................................                  0.10%1
Acquired Fund Fees and Expenses (AFFE)1..................                  0.02%1
Total Annual Fund Operating Expenses.....................                  1.12%1
Less Fee Waiver and Expense Reimbursement................                 (0.12%)2,3
Net Expenses (including AFFE)............................                  1.00%



                                                           LVIP Delaware Foundation (Reg. TM)   LVIP Delaware Foundation (Reg. TM)
                                                                Moderate Allocation Fund            Aggressive Allocation Fund
                                                          ------------------------------------ -----------------------------------
Shareholder Fees (fees paid by the investor directly)
Sales Charge (Load) Imposed on Purchases.................               N/A                                  N/A
Deferred Sales Charge (Load).............................               N/A                                  N/A
Maximum Sales Charge (Load) Imposed on
   Reinvested Dividends..................................               N/A                                  N/A
Redemption Fee...........................................               N/A                                  N/A
Exchange Fee.............................................               N/A                                  N/A
Account Maintenance Fee..................................               N/A                                  N/A
Annual Fund Operating Expenses (fees that are
 deducted from fund assets)
Management Fee...........................................                  0.75%                               0.75%
Distribution and/or Service (12b-1 fees).................                  0.25%                               0.25%
Other Expenses...........................................                  0.41%1                              0.13%1
Acquired Fund Fees and Expenses (AFFE)1..................                  0.03%1                              0.03%1
Total Annual Fund Operating Expenses.....................                  1.44%1                              1.16%1
Less Fee Waiver and Expense Reimbursement................                 (0.43%)2,3                          (0.15%)2,3
Net Expenses (including AFFE)............................                  1.01%                               1.01%



1 "Other Expenses", "Acquired Fund Fees and Expenses" and "Annual Fund Fund
  Operating Expenses" in connection with the Foundation (Reg. TM) Funds and the Foundation (Reg. TM) Funds (Pro Forma) have been estimated since these Funds has not yet commenced.

2 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the funds.

3 LIA has contractually agreed to reimburse each funds' Service Class to the extent that the funds' Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.98% of average daily net assets. The agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

The following examples help you compare the cost of investing in the Foundation (Reg. TM) Funds with the cost of investing in other mutual funds. The examples illustrate the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The examples also assume that the Foundation Funds provide a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. These examples do not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.





                                                                           1 year   3 years   5 years   10 years
                                                                          -------- --------- --------- ---------
       LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund1   $        $         $         $
           LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund1   $        $         $         $
         LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund1   $        $         $         $



1 These examples reflect the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten.

Management of the Funds
The funds' business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the funds' bylaws, to declare and pay dividends, and to exercise all the powers of the funds except those granted to the shareholders.


Manager of Managers. The funds employ a "manager of managers" structure. In this regard, the funds have received an exemptive order from the SEC (Release No. IC-27512) to permit the funds' investment adviser, without further shareholder approval,to enter into and materially amend a sub-advisory agreement with a sub-adviser upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example,within 90 days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the funds' adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement.


Investment Adviser and Sub-Advisers: Lincoln Investment Advisors Corporation
(LIA), formerly Jefferson Pilot Investment Advisory Corporation, is the investment adviser to the funds. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). Its address is 1300 South Clinton Street, Fort Wayne, IN 46802. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

Prior to May 1, 2007, Delaware Management Company (DMC), another indirect subsidiary of LNC, acted as the fund's investment adviser and was compensated according to the same advisory fee rate. As a result of the merger between LNC and Jefferson-Pilot Corporation in 2006, the organization had two separate registered investment advisers - DMC and LIA. As part of an effort to streamline the investment management operations, LIA became the investment adviser to the funds. Where DMC managed the assets of a fund without a sub-adviser, DMC entered into a sub-advisory agreement with LIA so that it could continue to provide day-to-day portfolio management services to those funds. Fund shareholders approved these new advisory and sub-advisory arrangements on April 5, 2007.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

Certain of the funds use sub-advisers who are responsible for the day-to-day management of the fund's securities investments. Any sub-adviser to a fund, where applicable, is paid out of the fees paid to the adviser.

The following chart lists each fund's investment adviser, sub-adviser, and portfolio manager. The funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.



                                                                           GPD-1

Fund                                       Investment Adviser, Sub-Adviser and Portfolio Manager(s)
========================================== =====================================================================================
LVIP Delaware Foundation (Reg. TM) Funds
LVIP Delaware Foundation (Reg. TM)         Adviser: LIA (advisory fee is 0.65% of average net assets, which is net of fee waivers)
Conservative Allocation Fund
                                           Sub-Adviser: Delaware Management Company
LVIP Delaware Foundation (Reg. TM)
Moderate Allocation Fund                   Portfolio Manager:A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill,
                                           Francis X.
                                           Morris and Babak (Bob) Zenouzi are responsible for making the day-to-day investment
LVIP Delaware Foundation (Reg. TM)         decisions for the funds. Mr. Hogan is the lead member of the team and has the authority to
Aggressive Allocation Fund                 override any decision made by the team in his discretion. Mr. Hogan, Executive Vice
                                           President,
                                           Chief Executive Officer and Head of Equity Investments, joined Delaware Investments in 2007.
                                           Mr. Hogan previously spent eleven years at SEI Investments, with the last three of those as the
                                           managing director and global head of equity. Mr. Hogan graduated from the University of
                                           Delaware with a bachelor's degree in economics. Mr. Grillo, Senior Vice President and Senior
                                           Portfolio Manager, joined Delaware Investments in 1992. Mr. Grillo holds a bachelor's degree
                                           in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Senior Vice President and
                                           Senior
                                           Portfolio Manager, joined Delaware Investments in 2000 as a Senior
                                           Programmer/Analyst of
                                           Investment Systems. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the
                                           City University of New York, at Brooklyn College and a master's degree and Ph.D. in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President
                                           and Chief
                                           Investment Officer - Core Equity, joined Delaware Investments in 1997. Mr. Morris holds a
                                           bachelor's degree from Providence College and an MBA from Widener University. Mr.
                                           Zenouzi,
                                           Senior Vice President and Senior Portfolio Manager, rejoined Delaware Investments in
                                           2006
                                           after having spent seven years as an analyst and portfolio manager with the firm and prior to
                                           leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner
                                           and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from
                                           Boston
                                           College and a bachelor's degree from Babson College. Mr. Hogan and Mr. Grillo are
                                           CFA
                                           charterholders.


Some of the funds using sub-advisers have names, investment objectives and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. These funds will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different asset levels.


A discussion regarding the basis for the Trust's board of trustees approving the investment advisory and sub-advisory contracts for the funds will be available in the semi-annual report to shareholders for the six month period ended June 30, 2009.



GPD-2

Net Asset Value
Each fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. Each fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

A fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

Each fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter; and
  o debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
  o fixed income securities with a maturity of less than sixty days are priced at amortized cost.

In certain circumstances, a fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the fund's board of trustees. When a fund uses fair value pricing, it may take into account any factors it deems appropriate. A fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

The funds anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

For each of the Profile Funds and Target Maturity Profile Funds (which are fund of funds), the Fund's net asset value is calculated based principally upon the net asset values of the shares of the underlying mutual funds in which the Fund invests. Please refer to the Prospectus and SAI for the underlying funds for an explanation of the circumstances under which those mutual funds will use fair value pricing and the effects of using fair value pricing. If the Profile Funds or the Target Maturity Profile Funds own investments other than shares of underlying mutual funds, they will use the methodology described in this section to value those investments.



Share Classes

Each fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). The Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust may pay the insurance companies or others, out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.

The 12b-1 fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.




Purchase and Redemption of Fund Shares
Each fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY) and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

Each fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.


                                                                           GPD-3

Each fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the funds' sub-advisers, may pay additional compensation (at their own expense and not as an expense of the funds) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the funds and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of a fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.



Securities Lending
Each fund may, subject to approval by the Board of Trustees, seek to increase its income by lending its portfolio securities. Such loans will usually be made to member banks of the Federal Reserve System and member firms (and subsidiaries thereof) of the New York Stock Exchange and would be required to be secured continuously by collateral in cash, U.S. Government securities or an irrevocable letter of credit maintained on a current basis at an amount at least equal to the market value of the securities loaned. A fund would continue to collect the equivalent of the interest or dividends on the securities loaned and would receive either interest (through investment of cash collateral) or a fee (if the collateral is U. S. Government securities or a letter of credit). A fund may terminate a loan at any time, and will recall a security on loan to vote proxies if the fund knows that a vote concerning a material event affecting an investment on loan will occur. The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases a fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities.



Market Timing
Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As a result, the funds discourage such trading activity. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the funds and other mutual funds supporting the insurance contracts, that may adversely affect fund investors.

Each fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, the fund identifies an investor as a "market timer" under the Market Timing Procedures.

While the funds have Market Timing Procedures, the funds, in seeking to identify market timing, also rely on the insurance companies that hold shares of the funds in separate accounts to support the insurance contracts. The funds receive purchase, exchange and redemption orders through omnibus accounts maintained for the funds. Omnibus account arrangements are common forms of holding shares of the funds, particularly among insurance companies offering variable insurance products and retirement plans. These arrangements permit intermediaries such as insurance companies to aggregate their clients' transactions and ownership positions. Each fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii)


GPD-4
execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

As part of the Market Timing Procedures, the funds review periodic trade reports for unusual activity that may be suggestive of market timing. The funds maintain guidelines for assessing unusual activity based upon a variety of factors. Upon the identification of potential market timing, the fund contacts the applicable insurance company. If the fund identifies the contract holder as a "market timer," the insurance company will follow its procedures for restricting the contract holder's trading activity.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the funds will be able to identify possible market timing activity or that market timing will not occur in the funds. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.



Portfolio Holdings Disclosure
A description of funds' policies and procedures with respect to the disclosure of the funds' portfolio securities is available in the Statement of Additional Information.



Distributions and Federal Income Tax Considerations
The funds' policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The funds may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the funds are owned directly or indirectly by Lincoln Life and LNY, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.




Impact to Funds from Profile Fund Investments
The funds may accept investments from the Lincoln Profile Funds, separate investment series of the Trust, each of which operates as a fund of funds. From time to time, the Lincoln Profile funds may change the allocations or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the funds, this action may cause the funds to experience large purchases of their shares and large inflows into the funds. Similarly, the Lincoln Profile Funds may decrease their holdings in the funds, and this may cause the funds to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the funds' portfolio management. For example, the funds may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.



                                                                           GPD-5

Financial Highlights
The LVIP Delaware Foundation (Reg. TM) Conservative Allocation Fund, LVIP Delaware Foundation (Reg. TM) Moderate Allocation Fund, LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund were not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for these funds.



General Information
This prospectus does not contain all the information included in the registration statements that the funds have filed with the SEC. You may examine the registration statements at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.

The funds have received an exemptive order from the SEC, which allows the use of fund shares by separate accounts funding variable annuity and variable life insurance contracts, qualified plans, the investment manager, and insurance company general accounts. Due to differences in redemption rates, tax treatment, or other considerations, the interests of various contract owners participating in the funds and the interests of qualified plans, the investment manager, or general accounts investing in the funds might at some time be in conflict. Violation of the federal tax laws by one separate account investing in a fund could cause the contracts funded through another separate account to lose its tax-deferred status, unless remedial action was taken. The Trust's Board of Trustees will monitor for the existence of any material irreconcilable conflicts and determine what action, if any, will be taken in response to such conflicts.

A conflict could arise that requires a variable account to redeem a substantial amount of assets from any of the funds. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in that fund. Also, that fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the Trust's statement of additional information (SAI), which is on file with the SEC. The Trust incorporates its SAI, dated March 20, 2009, into its prospectus. The Trust will provide a free copy of its SAI upon request.


You can find further information about each fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.


The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For a free copy of the SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about a fund, or to make inquiries. The Trust does not maintain an internet website.


You can review and copy information about the funds (including the SAIs) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the funds on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, 100 F. Street N.E., D.C. 20549, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                             SEC File No: 811-08090

GPD-6

Lincoln Variable Insurance Products Trust

                 LVIP Delaware Foundation(R) Conservative Allocation Fund LVIP Delaware Foundation(R) Moderate Allocation Fund LVIP Delaware Foundation(R) Aggressive Allocation Fund


         1300 South Clinton Street
         Fort Wayne, Indiana 46802


         Statement of Additional Information May 1, 2009


This Statement of Additional Information (SAI), which is not a prospectus, provides more information about three of the series --referred to as "funds"-- of Lincoln Variable Insurance Products Trust. The funds indicate the funds named in the above caption. Each fund offers two classes of shares: the Standard Class and the Service Class.

This SAI should be read in conjunction with the funds' prospectus dated May 1, 2009. You may obtain a copy of the funds' prospectus or a fund's annual report, when available, on request and without charge. Please write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801 or call 1-800-4LINCOLN (454-6265).

May 1, 2009

Table of Contents


Item                                                                                                           Page
-------------------------------------------------------------------------------------------------------------------


Description of the Trust and the Funds............................................................................5


Fundamental Investment Restrictions...............................................................................5



Additional Investment Strategies and Risks........................................................................5



   Investment Strategies Available to All Funds...................................................................6


   Investment Strategies and Limitations Applicable to Certain Funds.............................................18



Portfolio Transactions and Brokerage.............................................................................19


Portfolio Turnover...............................................................................................20


Trustees and Officers............................................................................................21


Investment Adviser and Sub-Advisers..............................................................................24


Portfolio Managers...............................................................................................26



Principal Underwriter............................................................................................31



Administration Agreement.........................................................................................28


Accounting Agreement.............................................................................................28


Code of Ethics...................................................................................................28


Description of Shares............................................................................................28


Control Persons and Principal Holders of Securities..............................................................29


Rule 12b-1 Plan..................................................................................................30


Revenue Sharing..................................................................................................30


Valuation of Portfolio Securities................................................................................31


Portfolio Holdings Disclosure....................................................................................31


Purchase and Redemption Information..............................................................................33


Custodian and Transfer Agent.....................................................................................33


Independent Registered Public Accounting Firm....................................................................33


Financial Statements.............................................................................................33


Taxes............................................................................................................33


APPENDIX A.......................................................................................................34


APPENDIX B.......................................................................................................37



APPENDIX C.......................................................................................................43


Description of the Trust and the Funds


Lincoln Variable Insurance Product Trust (the Trust), a Delaware statutory trust formed on February 1, 2003, is an open-end management investment company. Certain of the funds' investment restrictions are fundamental and cannot be changed without the affirmative vote of a majority of the outstanding voting securities of the fund. There can be no assurance that the objective of a fund will be achieved. Each of the funds is non-diversified within the meaning of the Investment Company Act of 1940 (1940 Act). References to adviser in this SAI include both Lincoln Investment Advisors Corporation (LIA) and a fund's sub-adviser, unless the context otherwise indicates.


Fundamental Investment Restrictions

The funds have adopted certain fundamental policies and investment restrictions which may not be changed without a majority vote of a fund's outstanding shares. Such majority is defined in the 1940 Act as the vote of the lesser of (1) 67% or more of the outstanding voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities are present in person or by proxy, or (2) more than 50% of the outstanding voting securities. For purposes of the following restrictions: (a) all percentage limitations apply immediately after the making of an investment; and (b) any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the portfolio.

Each fund may not:

1........Make investments that will result in the concentration (as that term may be defined in the 1940 Act, any rule or order thereunder, or official interpretation thereof) of its investments in the securities of issuers primarily engaged in the same industry, provided that this restriction does not limit the fund from investing in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or in tax-exempt securities or certificates of deposit.

2. Borrow money or issue senior securities, except as the 1940 Act, any rule or order thereunder, or official interpretation thereof, may permit.

3. Underwrite the securities of other issuers, except that the fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933.

4. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the fund from investing in issuers which invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

5. Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the fund from investing in securities that are secured by physical commodities or engaging in transactions involving financial commodities, such as financial options, financial futures contracts, options on financial futures contracts, and financial forward contracts.

6. Make loans of any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, provided that this limitation does not apply to purchases of debt obligations, to repurchase agreements, and to investments in loans, including assignments and participation interests.

futures contract at any particular time. In addition, futures exchanges may establish daily price fluctuation limits for futures contracts and may halt trading if a contract's price moves upward or downward more than the limit on a given day. On volatile trading days when the price fluctuation limit is reached, it may be impossible for the fund to enter into new positions or close out existing positions. If the secondary market for a futures contract is not liquid because of price fluctuation limits or otherwise, the fund may not be able to promptly liquidate unfavorable futures positions and potentially could be required to continue to hold a futures position until the delivery date, regardless of changes in its value. As a result, the fund's access to other assets held to cover its futures positions also could be impaired.

Successful use of futures contracts is subject to the ability of the adviser to correctly predict movements in the direction of interest rates or changes in market conditions. These predictions involve skills and techniques that may be different from those involved in the management of the portfolio being hedged. In addition, there can be no assurance that there will be a correlation between movements in the price of the underlying index or securities and movements in the price of the securities which are the subject of the hedge. A decision of whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates or markets.

Options on Futures Contracts. A fund may purchase and sell (write) call and put options on futures contracts and enter into closing transactions with respect to such options to terminate existing positions. The fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or purchasing and selling the underlying futures contracts. For example, to hedge against a possible decrease in the value of its portfolio securities, the fund may purchase put options or write call options on futures contracts rather than selling futures contracts. Similarly, the fund may purchase call options or write put options on futures contracts as a substitute for the purchase of futures contracts to hedge against a possible increase in the price of securities which the fund expects to purchase. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate the position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

The fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above. With respect to long positions assumed by the fund, the fund may establish a segregated asset account with its custodian, and will deposit into it an amount of cash and other liquid assets. The fund does not intend to leverage the futures contracts.

Stock Index Futures. A stock index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular stock index futures contract reflect changes in the specified index of equity securities on which the future is based.

Stock index futures may be used to hedge the equity portion of a Portfolio's securities portfolio with regard to market risk (involving the market's assessment of over-all economic prospects), as distinguished from stock-specific risk (involving the market's evaluation of the merits of the issuer of a particular security). By establishing an appropriate "short" position in stock index futures, a Portfolio may seek to protect the value of its portfolio against an overall decline in the market for equity securities. Alternatively, in anticipation of a generally rising market, a Portfolio can seek to avoid losing the benefit of apparently low current prices by establishing a "long" position in stock index futures and later liquidating that position as particular equity securities are in fact acquired. To the extent that these hedging strategies are successful, a Portfolio will be affected to a lesser degree by adverse overall market price movements, unrelated to the merits of specific portfolio equity securities, than would otherwise be the case.


Equity linked securities. Equity linked securities are privately issued derivative securities which have a return component based on the performance of a single security, a basket of securities, or an index. A fund may invest up to 10% of its net assets in equity linked securities. Equity linked securities may be considered illiquid. In some instances, investments in equity linked securities may be subject to a fund's limitation on investments in investment companies.

which to make trading decisions, (3) delays in the fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (4) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States, and (5) low trading volume.

Special risks are presented by internationally-traded options. Because of time differences between the United States and the various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.


Debt and Other Fixed-Income Securities. Fixed-income securities include, but are not limited to, preferred stocks, warrants, stock rights, corporate bonds, debentures, longer-term government securities, Brady Bonds, zero coupon bonds and pay-in-kind bonds. Fixed-income securities also include mortgage-backed securities, which are debt obligations issued by government agencies and other non-government agency issuers. Mortgage-backed securities include obligations backed by a mortgage or pool of mortgages and direct interests in an underlying pool of mortgages. Mortgage-backed securities also include collateralized mortgage obligations (CMOs). The mortgages involved could be those on commercial or residential real estate properties. Fixed income securities may be issued by U.S. companies, the U.S. Government and its agencies and instrumentalities, foreign companies, foreign governments and their agencies and instrumentalities, and supranational organizations such as (but not limited to) the European Economic Community and the World Bank, or other issuers.

Brady Bonds are debt securities issued under the framework of the Brady Plan as a mechanism for debtor nations to restructure their outstanding external indebtedness (generally, commercial bank debt). Zero coupon bonds are debt obligations which do not entitle the holder to any periodic payments of interest prior to maturity or a specified date when the securities begin paying current interest, and therefore are issued and traded at a discount from their face amounts or par value. Pay-in-kind bonds pay interest through the issuance to holders of additional securities.


As a general matter, the value of debt securities will fluctuate with changes in interest rates, and these fluctuations can be greater for debt securities with longer maturities. The market value of debt securities typically varies inversely to changes in prevailing interest rates. In periods of declining interest rates, the value of debt securities typically increase. In periods of rising interest rates, the value of those securities typically decrease. These fluctuations in the value of debt securities may cause the value of the fund's shares to fluctuate in value.

A fund's share price and yield also depend, in part, on the quality of its investments. U.S. Government securities generally are of high quality. Debt securities that are not backed by the full faith and credit of the United States (including those of foreign governments) may be affected by changes in the creditworthiness of the issuer of the security. The prices of investment grade bonds generally fluctuate less than the prices of bonds that are below investment grade. Investment grade bonds are those rated at the time of purchase in the top four credit rating categories of Moody's Investors Service (Moody's) or Standard & Poor's Corp. (S&P), or their equivalents from other nationally recognized rating agencies, or are unrated securities judged by the adviser to be of comparable value.

High Yield Fixed-Income Securities. Debt securities rated below investment grade by the primary rating agencies (bonds rated Ba or lower by Moody's or BB or lower by S&P, or their equivalents from other nationally recognized rating agencies) constitute lower-rated fixed income securities (commonly referred to as high yield bonds). See Appendix A to the SAI for a description of these ratings. Unrated bonds or bonds with split ratings are included in this limit if the adviser determines that these securities have the same characteristics as non-investment-grade bonds. Each fund may invest up to 15% of its total assets in junk bonds.

High yield bonds involve a higher degree of credit risk, that is, the risk that the issuer will not make interest or principal payments when due. In the event of an unanticipated default, the fund would experience a reduction in its income, and could expect a decline in the market value of the securities affected. More careful analysis of the financial condition of each issuer of high yield bonds is necessary. During an economic downturn or substantial period of rising interest rates, issuers of high yield bonds may experience financial stress which would adversely affect their ability to honor their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing.

Loans and Other Direct Debt Instruments. Direct debt instruments are interests in amounts owed by a corporate, governmental, or other borrowers to lenders or lending syndicates (loans and loan participations), to suppliers of goods or services (trade claims or other receivables), or to other parties. Direct debt instruments involve a risk of loss in case of default or insolvency of the borrower and may offer less legal protection to the purchaser in the event of fraud or misrepresentation.

Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. If scheduled interest or principal payments are not made, the value of the instrument may be adversely affected. Loans that are fully secured provide more protections than an unsecured loan in the event of the borrower's failure to make scheduled interest or principal payments. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral could be liquidated. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Direct indebtedness of developing countries also involves a risk that the governmental entities responsible for the repayment of the debt may be unable, or unwilling, to pay interest and repay principal when due.

Investments in loans through direct assignment of a financial institution's interests with respect to a loan may involve additional risks. For example, if a loan is foreclosed, the purchaser could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, a purchaser could be held liable as a co-lender. Direct debt instruments may also involve a risk of insolvency of the lending bank or other intermediary.

A loan is often administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified in the loan agreement. Unless, under the terms of the loan or other indebtedness, the purchaser has direct recourse against the borrower, the purchaser may have to rely on the agent to apply appropriate credit remedies against a borrower. If assets held by the agent for the benefit of a purchaser were determined to be subject to the claims of the agent's general creditors, the purchaser might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest.

Direct indebtedness may include letters of credit, revolving credit facilities, or other standby financing commitments that obligate purchasers to make additional cash payments on demand. These commitments may have the effect of requiring the fund to increase its investment in a borrower at a time when it would not otherwise have done so, even if the borrower's condition makes it unlikely that the amount will ever be repaid.

Delayed Delivery and When-Issued Securities and Forward Commitments. Each fund may purchase securities on a delayed delivery or when-issued basis and may purchase or sell securities on a forward commitment basis. When such transactions are negotiated, the price is fixed at the time of the commitment, but delivery and payment can take place a month or more after the date of the commitment. The securities so purchased are subject to market fluctuation and no interest accrues to the purchaser during this period. While a fund will only purchase securities on a when-issued, delayed delivery or forward commitment basis with the intention of acquiring the securities, the fund may sell the securities before the settlement date, if it is deemed advisable. At the time the fund makes the commitment to purchase securities on a when-issued or delayed delivery basis, the fund will record the transaction and thereafter reflect the value, each day, of such security in determining the net asset value of the fund. At the time of delivery of the securities, the value may be more or less than the purchase price. The fund will also segregate cash or liquid assets equal in value to commitments for such when-issued or delayed delivery securities; subject to this requirement, the fund may purchase securities on such basis without limit. An increase in the percentage of the fund's assets committed to the purchase of securities on a when issued or delayed delivery basis may increase the volatility of the fund's net asset value. The board of trustees does not believe that the fund's net asset value or income will be adversely affected by its purchases of securities on such basis.

Investment Strategies and Limitations Applicable to Certain Funds


Mortgage-Related Securities. Mortgage-related securities are issued by government and non-government entities such as banks, mortgage lenders, or other institutions. A mortgage-related security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-related securities,make payments of both principal and interest at a range of specified intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-related securities are based on different types of mortgages, including those on commercial real estate or residential properties. Stripped mortgage-related securities are created when the interest and principal components of a mortgage-related security are separated and sold as individual securities. In the case of a stripped mortgage-related security, the holder of the "principal-only" security (PO) receives the principal payments made by the underlying mortgage, while the holder of the "interest-only" security (IO) receives interest payments from the same underlying mortgage.

Mortgage-related securities include collateralized mortgage obligations (CMOs) and real estate mortgage investment conduits (REMICs). CMOs are mortgage-backed bonds whose underlying value is the mortgages that are collected into different pools according to their maturity. CMOs are issued by U.S. government agencies and private issuers. REMICs are privately issued mortgage-backed bonds whose underlying value is a fixed pool of mortgages secured by an interest in real property. Like CMOs, REMICs offer different pools according to the underlying mortgages' maturity. Certain CMOs and REMICs may have variable or floating interest rates and others may be stripped. CMOs and REMICs issued by private entities - so called "non-agency mortgage backed securities" - are not collateralized by securities issued or guaranteed by the U.S. government, its agencies, or instrumentalities.


Fannie Maes and Freddie Macs are pass-through securities issued by Fannie Mae and Freddie Mac, respectively. Fannie Mae and Freddie Mac, which guarantee payment of interest and repayment of principal on Fannie Maes and Freddie Macs, respectively, are federally chartered corporations supervised by the U.S. Government that act as governmental instrumentalities under authority granted by Congress. Fannie Mae is authorized to borrow from the U.S. Treasury to meet its obligations. Fannie Maes and Freddie Macs are not backed by the full faith and credit of the U.S. Government.

The value of mortgage-related securities may change due to shifts in the market's perception of issuers and changes in interest rates. In addition, regulatory or tax changes may adversely affect the mortgage-related securities market as a whole. Non-government mortgage-related securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than government issues. Mortgage-related securities are subject to prepayment risk, which is the risk that early principal payments made on the underlying mortgages, usually in response to a reduction in interest rates, will result in the return of principal to the investor, causing it to be invested subsequently at a lower current interest rate. Alternatively, in a rising interest rate environment, mortgage-related security values may be adversely affected when prepayments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument (extension risk). The prices of stripped mortgage-related securities tend to be more volatile in response to changes in interest rates than those of non-stripped mortgage-related securities.

Asset-Backed Securities. Asset-backed securities represent interests in pools of mortgages, loans, receivables or other assets. Payment of interest and repayment of principal may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements. Asset-backed security values may also be affected by other factors including changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit enhancement. If the credit enhancement is exhausted, certificate holders may experience losses or delays in payment if the required payments of principal and interest are not made to the trust with respect to the underlying loans.

In addition, these securities may be subject to prepayment risk. Prepayment, which occurs when unscheduled or early payments are made on the underlying obligations, may shorten the effective maturities of these securities and may lower their total returns. Additionally, asset-backed securities are also subject to maturity extension risk. This is the risk that in a period of rising interest rates, prepayments may occur at a slower than expected rate, which may cause these securities to fluctuate more widely in response to changes in interest rates.


Portfolio Transactions and Brokerage

The adviser and the sub-adviser of each fund are responsible for decisions to buy and sell securities and other investments for each fund, and for the selection of brokers and dealers to effect the transactions and the negotiation of brokerage commissions, if any. Purchases and sales of securities on an exchange are effected through brokers

The Investment Company Act of 1940 permits a fund to use its selling brokers to execute transactions in portfolio securities only if the fund or its adviser has implemented policies and procedures designed to ensure that the selection of brokers for portfolio securities transactions is not influenced by considerations relating to the sale of fund shares. Accordingly, the funds maintain, among other policies, a policy that prohibits them from directing to a broker-dealer in consideration for the promotion or sale of fund shares: (a) fund portfolio securities transactions; or (b) any commission or other remuneration received or to be received from the funds' portfolio transactions effected through any other broker-dealer. The funds have also established other policies and procedures designed to ensure that a fund's brokerage commissions are not used to finance the distribution of fund shares.

Commission Recapture Program

The funds have entered into a commission recapture program with Frank Russell, pursuant to which the commission rebates will be included in realized gain
(loss) on securities in the appropriate financial statements of the funds. If the adviser or sub-adviser does not believe it can obtain best execution from such broker-dealer, there is no obligation to execute portfolio transactions through such broker-dealers. The Board of Trustees, with the assistance of Frank Russell, intends to continue to review whether recapture opportunities are available and, if so, to determine in the exercise of its business judgment whether it would be advisable for a fund to participate, or continue to participate, in the commission recapture program.

Portfolio Turnover

A portfolio turnover rate is the percentage computed by dividing the lesser of a fund's purchases or sales of securities (excluding short-term securities) by the average market value of the fund's portfolio securities. The adviser intends to manage each fund's assets by buying and selling securities to help attain its investment objective. This may result in increases or decreases in a fund's current income available for distribution to its shareholders. While the funds are not managed with the intent of generating short-term capital gains, each fund may dispose of investments (including money market instruments) regardless of the holding period if, in the opinion of the adviser, an issuer's creditworthiness or perceived changes in a company's growth prospects or asset value make selling them advisable. Such an investment decision may result in a high portfolio turnover rate during a given period, resulting in increased transaction costs.

Trustees and Officers

The Board of Trustees oversees the management of each fund and elects the Trust's officers. The trustees have the power to amend the Trust's bylaws, to declare and pay dividends, and to exercise all the powers of the fund except those granted to the shareholders. The trustees hold their position until their successors are elected and qualify. The funds' officers are re-elected annually and are responsible for the day-to-day operations of the funds. Information pertaining to the trustees and executive officers of the funds is set forth below. Trustees that are deemed "interested persons," as defined in the 1940 Act, are included in the table titled, "Interested Trustees." Trustees who are not interested persons are referred to as independent trustees. The trustees were re-elected at the Special Meeting of Stockholders of the funds on April 5, 2007 to serve until the next annual meeting, if any, or until their successors shall have been duly elected and qualified.

The term "Fund Complex" includes the thirty-seven series or Funds of the Trust, which are offered in other prospectuses and SAIs, and Lincoln National Variable Annuity Fund A.

Interested Trustees
                                                                                          Number of
                                                                                          Funds in
                                                                       Principal            Fund
                           Position(s)       Term of Office          Occupation(s)         Complex       Other Board
Name, Address               Held With        and Length of            During Past         Overseen       Memberships
and Year of Birth            the Fund         Time Served             Five Years         by Trustee    Held by Trustee
------------------------- --------------- --------------------- ------------------------ ------------ -------------------
------------------------- --------------- --------------------- ------------------------ ------------ -------------------


Kelly D. Clevenger*       Chairman and    Chairman since        Vice President, The          41            Lincoln
1300 S. Clinton Street    Trustee         August 1995;          Lincoln National Life                     Retirement
Fort Wayne, IN 46802                      President and         Insurance Company;                    Services Company,
YOB: 1952                                 Trustee since         Executive Vice                               LLC

                                          November 1994.        President, Lincoln
                                                                Retirement Services
                                                                Company, LLC

Daniel R. Hayes**         President and   Since December 2008   [   ]                        40              [ ]
1300 S. Clinton Street    Trustee
Fort Wayne, IN 46802
YOB: 1952

     *Kelly D. Clevenger, currently Chairman of the Trust, is an interested person of the Trust by reason of his being an officer of Lincoln Life.


     **Daniel R. Hayes, currently President of the Trust, is an interested person of the Trust by reason of his being an officer of Lincoln Life.



Independent Trustees
                                                                                          Number of
                                                                                          Funds in
                                                                       Principal            Fund
                           Position(s)       Term of Office          Occupation(s)         Complex       Other Board
Name, Address               Held With        and Length of            During Past         Overseen       Memberships
and Year of Birth            the Fund         Time Served             Five Years         by Trustee    Held by Trustee
------------------------- --------------- --------------------- ------------------------ ------------ -------------------
------------------------- --------------- --------------------- ------------------------ ------------ -------------------


Michael D. Coughlin       Trustee         Trustee since 2007    Management Consultant        40        Merrimack County
1300 S. Clinton Street                                          - Owner of Coughlin                     Savings Bank;
Fort Wayne, IN  46802                                           Associates                                Trustee of
YOB: 1942                                                                                                 Merrimack

                                                                                                        Bankcorp, MHC


Nancy L. Frisby           Trustee         Trustee since April   Retired. Formerly:           41              N/A
1300 S. Clinton Street                    1992                  Senior Vice President
Fort Wayne, IN 46802                                            and Chief Financial
YOB: 1941                                                       Officer, Desoto

                                                                Memorial Hospital


Elizabeth S. Hager        Trustee         Trustee since April   State Representative,        40              N/A
1300 S. Clinton Street                    2007                  State of New
Fort Wayne, IN 46802                                            Hampshire; Executive
YOB: 1944                                                       Director, United Way

                                                                of Merrimack County







Gary D. Lemon             Trustee         Trustee since         Professor of Economics       41              N/A
1300 S. Clinton Street                    February 2006;        and Management, DePauw
Fort Wayne, IN 46802                      formerly: Advisory    University
YOB: 1948                                 Trustee since

                                          November 2004


Thomas D. Rath            Trustee         Trustee since April   Managing Partner,            40           Associated
1300 S. Clinton Street                    2007                  Rath, Young and                         Grocers of New
Fort Wayne, IN 46802                                            Pignatelli                                 England

YOB: 1945


Kenneth G. Stella         Trustee         Trustee since         President Emeritus,          41       Advisory Board of
1300 S. Clinton Street                    February 1998         Indiana Health                           Harris Bank

Fort Wayne, IN 46802                                            Association,
YOB:1943                                                        formerly:  President,
                                                                Indiana Hospital &
                                                                Health Association.


David H. Windley          Trustee         Trustee since         Retired.  Formerly:          41            Meridian
1300 S. Clinton Street                    August 2004           Director of Blue and                      Investment
Fort Wayne, IN 46802                                            Co., LLC.                               Advisors, Inc.

YOB: 1943

Officers Who Are Not Trustees
                                                                                          Number of
                                                                                          Funds in
                                                                       Principal            Fund
                           Position(s)       Term of Office          Occupation(s)         Complex       Other Board
Name, Address               Held With        and Length of            During Past         Overseen       Memberships
and Year of Birth            the Fund         Time Served             Five Years         by Trustee    Held by Trustee
------------------------- --------------- --------------------- ------------------------ ------------ -------------------
------------------------- --------------- --------------------- ------------------------ ------------ -------------------

Kevin J. Adamson          Second Vice     Second Vice           Second Vice President,       N/A             N/A
1300 S. Clinton Street    President       President since May   Director of Funds
Fort Wayne, IN 46802                      2006                  Management, The
YOB: 1966                                                       Lincoln National Life
                                                                Insurance Company;
                                                                formerly: Director of
                                                                Financial Operations,
                                                                Swiss Re/Lincoln Re.

William P. Flory, Jr.     Second Vice     Second Vice           Second Vice President        N/A             N/A
1300 S. Clinton Street    President and   President since       and Director of
Fort Wayne, IN 46802      Chief           August 2007 and       Separate Account
YOB:1961                  Accounting      Chief Accounting      Operations and Mutual
                          Officer         Officer since May     Fund Administration,
                                          2006                  The Lincoln National
                                                                Life Insurance
                                                                Company; formerly,
                                                                Second Vice President
                                                                and Director of
                                                                Corporate Procurement
                                                                and Assistant Vice
                                                                President of Separate
                                                                Account Operations and
                                                                Mutual Fund
                                                                Administration, The
                                                                Lincoln National Life
                                                                Insurance Company

Cynthia A. Rose           Secretary       Secretary since       Secretary; Formerly:         N/A             N/A
1300 S. Clinton Street                    February 1995         Secretary and
Fort Wayne, IN 46802                                            Assistant Vice
YOB:1954                                                        President, The Lincoln
                                                                National Life
                                                                Insurance Company

Rise C. M. Taylor         Vice            Vice President        Vice President and           N/A             N/A
1300 S. Clinton Street    President and   since August 2003     Treasurer, The Lincoln
Fort Wayne, IN 46802      Treasurer       and Treasurer since   National Life
YOB: 1967                                 May  2006             Insurance Company;
                                                                Vice President and
                                                                Treasurer, Lincoln
                                                                Life & Annuity Company
                                                                of New York.

David A. Weiss            Assistant       Assistant Vice        Assistant Vice               N/A             N/A
One Granite Place         Vice President  President since       President, Funds
Concord, NH 03301                         August 2007           Management Research,
YOB: 1976                                                       The Lincoln National
                                                                Life Insurance
                                                                Company; Formerly:
                                                                Director, Funds
                                                                Management Research;
                                                                Mutual Fund/Securities
                                                                Analyst; Senior Mutual
                                                                Fund Analyst,
                                                                Jefferson Pilot Corp.

John (Jack) A. Weston     Chief           Chief Compliance      Vice President for           N/A             N/A
One Granite Place         Compliance      Officer since May     Fund and Advisor
Concord, NH 03301         Officer         2007                  Compliance, The
YOB: 1959                                                       Lincoln National Life
                                                                Insurance Company;
                                                                Treasurer, Jefferson
                                                                Pilot Variable Fund,
                                                                Inc.

Board Committees

The Board of Trustees has established an Audit Committee, which is responsible for overseeing the fund's financial reporting process on behalf of the Board of Trustees and for reporting the result of their activities to the board. The Audit Committee will assist and act as a liaison with the Board of Trustees in fulfilling the board's responsibility to shareholders of the funds and others relating to oversight of fund accounting, the fund's systems of control, the fund's process for monitoring compliance with laws and regulations, and the quality and integrity of the financial statements, financial reports, and audit of the fund. The members of the Audit Committee include independent trustees:
Nancy L. Frisby, Elizabeth S. Hager, and David H. Windley. The Audit Committee met five times during the last fiscal year.

Effective January 1, 2008, the Board of Trustees established an Investment Committee, which is responsible for overseeing underperforming or troubled funds and for performing certain contract renewal tasks as requested by the board. The members of the Investment Committee are: Michael D. Coughlin, Gary D. Lemon and Thomas D. Rath.

The Board of Trustees has also established a Nominating and Governance Committee. The current members of the committee are: Nancy L. Frisby, Elizabeth
S. Hager, Kenneth G. Stella, and David H. Windley. The Nominating and Governance Committee is responsible for, among other things, the identification, evaluation and nomination of potential candidates to serve on the Board of Trustees. The Nominating and Governance Committee met two times during the last fiscal year. The Nominating and Governance Committee will accept shareholder trustee nominations. Any such nominations should be sent to the Trust's Nominating and Governance Committee, c/o The Lincoln National Life Insurance Company.


Ownership of Securities

As of the date of this SAI, there were no shares of the funds outstanding. As of December 31, 2007, the dollar range of equity securities owned beneficially by each trustee in the funds and in any registered investment companies overseen by the trustees within the same family of investment companies as the funds is as follows:

Interested Trustees

                                                                                      Aggregate Dollar Range of Equity
                                                                                        Securities in All Registered
                                                                                                 Investment
                                                                                      Companies Overseen by Trustee in
Name of Trustee                   Dollar Range of Equity Securities in the Funds       Family of Investment Companies
-------------------------------- -------------------------------------------------- -------------------------------------
-------------------------------- -------------------------------------------------- -------------------------------------


Kelly D. Clevenger                                     None                                  $10,001 - $50,000
Daniel R. Hayes                                         [ ]                                         [ ]


Independent Trustees
                                                                                      Aggregate Dollar Range of Equity
                                                                                        Securities in All Registered
                                                                                                 Investment
                                                                                      Companies Overseen by Trustee in
Name of Trustee                  Dollar Range of Equity Securities in the Funds        Family of Investment Companies
-------------------------------- -------------------------------------------------- -------------------------------------
-------------------------------- -------------------------------------------------- -------------------------------------

Nancy L.                                               None                                    Over $100,000
Frisby

Elizabeth S. Hager                                     None                                  $10,001 - $50,000

Gary D. Lemon                                          None                                  $10,001 - $50,000

Kenneth G. Stella                                      None                                    Over $100,000

David H. Windley                                       None                                  $50,001 - $100,000

The following table sets forth the compensation paid to the independent trustees by the Trust as well as the compensation paid to the independent trustees by the Fund Complex for the fiscal year ended December 31, 2007:

                               Compensation Table
                                                                        Total Compensation From
                                             Aggregate Compensation               the
                Name of Person, Position         From the Trust         Trust And Fund Complex

              Michael D. Coughlin, Trustee           $33,698                    $33,767
              -----------------------------

                                                     40,716                     44,500
              Nancy L. Frisby, Trustee

                                                     31,898                     31,967
              Elizabeth S. Hager, Trustee

                                                     34,760                     38,500
              Gary Lemon, Trustee

              Thomas D. Rath, Trustee                31,898                     31,967


              Kenneth G. Stella, Trustee             41,208                     45,000


              David H. Windley, Trustee              34,760                     38,500


Investment Adviser and Sub-Advisers

Investment Adviser: Lincoln Investment Advisors Corporation ("LIA") is the investment adviser to the funds. LIA is a registered investment adviser and is wholly-owned by Lincoln National Corporation (LNC). LIA's address is 1300 South Clinton Street, Fort Wayne, IN 46802. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

The advisory fee rates paid by both the Standard Class and the Service Class of each fund to LIA are set forth in the following table:

----------------------------------------------------- -----------------------------------------------
Fund                                                        Annual Fee Rate Based on Average Daily
                                                                       Net Asset Value
----------------------------------------------------- -----------------------------------------------
----------------------------------------------------- -----------------------------------------------
LVIP Delaware Foundation(R) Conservative Allocation     0.75% of the fund's average daily net assets
Fund
----------------------------------------------------- -----------------------------------------------
----------------------------------------------------- -----------------------------------------------
LVIP Delaware Foundation(R) Moderate Allocation Fund    0.75% of the fund's average daily net assets
----------------------------------------------------- -----------------------------------------------
----------------------------------------------------- -----------------------------------------------
LVIP Delaware Foundation(R) Aggressive Allocation Fund  0.75% of the fund's average daily net assets
----------------------------------------------------- -----------------------------------------------


No advisory fees have been paid by the funds since the funds had not yet commenced operations as of the date of this SAI.


Pursuant to an Investment Management Agreement dated April 30, 2007 (the Management Agreement), the adviser manages each fund's portfolio investments and reports to the board of trustees. With limited exception, each fund conducts its other business and affairs and bears the expenses and salaries necessary and incidental thereto. These expenses include, without limitation, expenses related to: the maintenance of the fund's books, records and procedures, including corporate secretary services; general accounting oversight; preparation of tax returns and reports; and, legal services provided by the adviser or an affiliate of the adviser.

To help limit expenses, LIA has contractually agreed to waive a portion of its advisory fee for each Fund. The waiver agreement will continue at least through April 30, 2010, and will renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


With respect to the LVIP Delaware Foundation(R) Conservative Allocation Fund, LIA has contractually agreed to waive the following portion of its advisory fee:
0.10% of average daily net assets of the Funds.

With respect to the LVIP Delaware Foundation(R) Moderate Allocation Fund, LIA has contractually agreed to waive the following portion of its advisory fee:
0.10% of average daily net assets of the Funds.

With respect to the LVIP Delaware Foundation(R) Aggressive Allocation Fund, LIA has contractually agreed to waive the following portion of its advisory fee:
0.10% of average daily net assets of the Funds. of the Fund.

There can be no assurance that the above fee waivers will continue beyond the date indicated.

Sub-Advisers. As adviser, LIA, is primarily responsible for investment decisions affecting each of the funds under its management. However, LIA has entered into sub-advisory agreements with several professional investment management firms. These firms are responsible for the day-to-day investment management of the funds' portfolios. Each sub-adviser makes investment decisions for its respective fund in accordance with that fund's investment objectives and places orders on behalf of that fund to effect those decisions. See the following table for more information about the sub-advisers and their fees:

Fund                                                     Sub-Adviser                   Annual Fee Rate Based On Average
                                                                                            Daily Net Asset Value
LVIP Delaware Foundation(R) Conservative    Delaware Management Company (DMC)           0.35% of the fund's average daily
Allocation Fund                           2500 Market Street                          net assets
                                          Philadelphia, PA 19103
LVIP Delaware Foundation(R) Conservative                                                0.35% of the fund's average daily
Allocation Fund                                                                       net assets

LVIP Delaware Foundation(R) Conservative                                                0.35% of the fund's average daily
Allocation Fund                                                                       net assets



DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2007, DMC and its affiliates were managing in excess of $150 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of DMBT, a Delaware statutory trust registered with the SEC as an investment adviser. DMBT's address is 205 Market Street, Philadelphia, PA 19103. DMBT is an indirect subsidiary of DMH. DMH is an indirect subsidiary, and subject to the ultimate control, of LNC.

Service marks. The service mark for the funds and the name Lincoln have been adopted by the funds with the permission of LNC, and their continued use is subject to the right of LNC to withdraw this permission in the event the adviser should not be the investment adviser of the funds.

In the Prospectus and sales literature, the names Delaware and Delaware Foundation(R) will be used with the LVIP Delaware Foundation(R) Conservative Allocation Fund, LVIP Delaware Foundation(R) Moderate Allocation Fund, and LVIP Delaware Foundation(R) Aggressive Allocation Fund,

Fund Expenses. Expenses specifically assumed by each fund under its advisory agreement include, among others, compensation and expenses of the members of the fund's board of trustees who are not interested persons of the fund; custodian fees; independent auditor fees; brokerage commissions; legal and accounting fees; registration and other fees in connection with maintaining required fund and share registration with the SEC and state securities authorities; and the expenses of printing and mailing updated prospectuses, proxy statements and shareholder reports to current contract owners.

Proxy Voting Policies and Procedures. The board of trustees has delegated to each fund's sub-adviser responsibility for voting any proxies relating to portfolio securities held by the fund in accordance with the sub-adviser's proxy voting policies and procedures. Summaries of the proxy voting policies and procedures to be followed by the sub-advisers on behalf of the funds, including procedures to be used when a vote represents a conflict of interest, are attached hereto as Appendix B.

Information regarding how each fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, when available, can be obtained (1) without charge, upon request, by call 1-800-4LINCOLN (454-6265); and (2) on the SEC's website at http:// www.sec.gov.

Portfolio Managers

The following provides information regarding each portfolio managers' other accounts managed, material conflicts of interests, compensation, and any ownership of securities in a fund. Each portfolio manager or team member is referred to in this section as a "portfolio manager." The portfolio managers are shown together in this section only for ease in presenting the information and should not be viewed for purposes of comparing the portfolio managers or the sub-advisory firms against one another. Each sub-advisory firm is a separate entity that may employ different compensation structures, may have different management requirements, and each portfolio manager may be affected by different conflicts of interest.

Other Accounts Managed


The following chart lists certain information about types of other accounts for which each portfolio manager is primarily responsible as of December 31, 2008 unless otherwise noted. Any accounts managed in a personal capacity appear under "Other Accounts" along with the other accounts managed on a professional basis. The personal account information is current as of the most recent calendar quarter end for which account statements are available.


---------------------- ------------------------------- ------------------------------- -------------------------------
   Sub-Adviser and         Registered Investment          Other Pooled Investment
 Portfolio Managers              Companies                        Vehicles                     Other Accounts
---------------------- ------------------------------- ------------------------------- -------------------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
                        Number of    Total Assets in    Number of    Total Assets in    Number of    Total Assets in
                        Accounts      the Accounts      Accounts      the Accounts      Accounts      the Accounts
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------

Delaware Management        16         $2.2 billion          0              $0              19        $455.2 million
Company (Francis X.
Morris)

---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------

Delaware Management         1        $152.0 million         0              $0               0              $0
Company (Michael
Hogan)

---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------

Delaware Management         6        $152.0 million         0              $0               6         $26.0 million
Company (Sharon Hill)

---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------

Delaware Management        16         $5.5 billion          0              $0              20         $2.8 billion
Company (Paul Grillo)

---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------

Delaware Management        15        $838.0 million         0              $0               2         $37.0 million
Company (Bob Zenouzi)

---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------


Other Accounts Managed with Performance-Based Advisory Fees


The following table provides information for other accounts managed by each portfolio manager, with respect to which the advisory fee is based on account performance. Information is shown as of December 31, 2008:



--------------------------------------------------------------- ------------------------ -------------------
              Sub-Adviser and Portfolio Managers                  Number of Accounts        Total Assets
                                                                  with Incentive Fees
--------------------------------------------------------------- ------------------------ -------------------
--------------------------------------------------------------- ------------------------ -------------------

Delaware Management Company                                                1               $65.0 million
(Francis X. Morris)

--------------------------------------------------------------- ------------------------ -------------------
--------------------------------------------------------------- ------------------------ -------------------

Delaware Management Company                                                0                     $0
(Michael Hogan, Sharon Hill, Paul Grillo, Bob Zenouzi)

--------------------------------------------------------------- ------------------------ -------------------

Material Conflicts of Interest


Individual portfolio managers may perform investment management services for other funds or accounts similar to those provided to the Funds. The investment action for such other fund or account and the Funds may differ. For example, an account or fund may be selling a security, while another account or Fund may be purchasing or holding the same security. As a result, transactions executed for one fund or account may adversely affect the value of securities held by another fund, account or the Fund. Additionally, the management of multiple other funds or accounts and the Funds may give rise to potential conflicts of interest, as a portfolio manager must allocate time and effort to multiple funds or accounts and the Funds. A portfolio manager may discover an investment opportunity that may be suitable for more than one account or fund. The investment opportunity may be limited, however, so that all funds or accounts for which the investment would be suitable may not be able to participate. We have adopted procedures designed to allocate investments fairly across multiple funds or accounts.

One of the accounts managed by the portfolio managers has a performance-based fee. This compensation structure presents a potential conflict of interest. The portfolio manager has an incentive to manage this account so as to enhance its performance, to the possible detriment of other accounts for which the investment manager does not receive a performance-based fee.

A portfolio manager's management of personal accounts also may present certain conflicts of interest. While Delaware Investments' code of ethics is designed to address these potential conflicts, there is no guarantee that it will do so.


Compensation Structures and Methods

Information regarding each portfolio manager's compensation is attached hereto as Appendix C.

not overwhelming as for issues designated A-1.

APPENDIX B


Delaware Management Company


The Fund has formally delegated to its investment adviser, Delaware Management Company (the "Adviser"), the ability to make all proxy voting decisions in relation to portfolio securities held by the Fund. If and when proxies need to be voted on behalf of the Fund, the Adviser will vote such proxies pursuant to its Proxy Voting Policies and Procedures (the "Procedures"). The Adviser has established a Proxy Voting Committee (the "Committee") which is responsible for overseeing the Adviser's proxy voting process for the Fund. One of the main responsibilities of the Committee is to review and approve the Procedures to ensure that the Procedures are designed to allow the Adviser to vote proxies in a manner consistent with the goal of voting in the best interests of the Fund.

In order to facilitate the actual process of voting proxies, the Adviser has contracted with Institutional Shareholder Services ("ISS/RiskMetrics"), a wholly owned subsidiary of RiskMetrics Group ("RiskMetrics"), to analyze proxy statements on behalf of the Fund and other Adviser clients and vote proxies generally in accordance with the Procedures. The Committee is responsible for overseeing ISS/RiskMetrics's proxy voting activities. If a proxy has been voted for the Fund, ISS/RiskMetrics will create a record of the vote. By no later than August 31 of each year, information (if any) regarding how the Fund voted proxies relating to portfolio securities during the most recently disclosed 12-month period ended June 30 is available without charge (i) through the Fund's website at http://www.delawareinvestments.com; and (ii) on the Commission's website at http://www.sec.gov.

The Procedures contain a general guideline that recommendations of company management on an issue (particularly routine issues) should be given a fair amount of weight in determining how proxy issues should be voted. However, the Adviser will normally vote against management's position when it runs counter to its specific Proxy Voting Guidelines (the "Guidelines"), and the Adviser will also vote against management's recommendation when it believes that such position is not in the best interests of the Fund.

As stated above, the Procedures also list specific Guidelines on how to vote proxies on behalf of the Fund. Some examples of the Guidelines are as follows:
(i) generally vote for shareholder proposals asking that a majority or more of directors be independent; (ii) generally vote against proposals to require a supermajority shareholder vote; (iii) votes on mergers and acquisitions should be considered on a case-by-case basis, determining whether the transaction enhances shareholder value; (iv) generally vote against proposals to create a new class of common stock with superior voting rights; (v) generally vote re-incorporation proposals on a case-by-case basis; (vi) votes with respect to equity-based compensation plans are generally determined on a case-by-case basis; and (vii) generally vote for proposals requesting reports on the level of greenhouse gas emissions from a company's operations and products.

Because the Fund has delegated proxy voting to the Adviser, the Fund is not expected to encounter any conflict of interest issues regarding proxy voting and therefore does not have procedures regarding this matter. However, the Adviser does have a section in its Procedures that addresses the possibility of conflicts of interest. Most proxies which the Adviser receives on behalf of the Fund are voted by ISS/RiskMetrics in accordance with the Procedures. Because almost all Fund proxies are voted by ISS/RiskMetrics pursuant to the pre-determined Procedures, it normally will not be necessary for the Adviser to make an actual determination of how to vote a particular proxy, thereby largely eliminating conflicts of interest for the Adviser during the proxy voting process. In the very limited instances where the Adviser is considering voting a proxy contrary to ISS/RiskMetrics's recommendation, the Committee will first assess the issue to see if there is any possible conflict of interest involving the Adviser or affiliated persons of the Adviser. If a member of the Committee has actual knowledge of a conflict of interest, the Committee will normally use another independent third party to do additional research on the particular proxy issue in order to make a recommendation to the Committee on how to vote the proxy in the best interests of the Fund. The Committee will then review the proxy voting materials and recommendation provided by ISS/RiskMetrics and the independent third party to determine how to vote the issue in a manner which the Committee believes is consistent with the Procedures and in the best interests of the Fund.

APPENDIX C

Compensation Structures and Methodologies of Portfolio Managers


The following describes the structure of, and the method(s) used to determine the different types of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements) for each portfolio manager as of the funds' fiscal year ended December 31, 2008.

Each portfolio manager's compensation consists of the following:

BASE SALARY
Each named portfolio manager receives a fixed base salary. Salaries are determined by a comparison to industry data prepared by third parties to ensure that portfolio manager salaries are in line with salaries paid at peer investment advisory firms.

BONUS (Mr. Morris and Mr. Zenouzi only)
-----
Each named portfolio manager is eligible to receive an annual cash bonus. The bonus pool is determined by the revenues associated with the products a portfolio manager manages. Delaware Investments keeps a percentage of the revenues and the remaining percentage of revenues (minus appropriate expenses associated with relevant product and the investment management team) create the "bonus pool" for the product. Various members of the team have the ability to earn a percentage of the bonus pool with the most senior contributor having the largest share. The pool is allotted based on subjective factors (50%) and objective factors (50%). The primary objective factor is the performance of the funds managed relative to the performance of the appropriate Lipper peer groups and the performance of institutional composites relative to the appropriate indices. Performance is measured as the result of one's standing in the Lipper peer groups on a one-year, three-year and five-year basis. Three-year and five-year performance is weighted more heavily and there is no objective award for a fund whose performance falls below the 50th percentile for a given time period.

Individual allocations of the bonus pool are based on individual performance measurements, both objective and subjective, as determined by senior management.

BONUS (Mr. Grillo only) Due to transitioning of responsibilities of our fixed income managers over the past year, some of the managers' bonuses may have been guaranteed for the past year. It is anticipated that going forward an objective component will be added to the bonus for each manager that is reflective of account performance relative to an appropriate peer group or database. The following paragraph describes the structure of the non-guaranteed bonus.

Each portfolio manager is eligible to receive an annual cash bonus, which is based on quantitative and qualitative factors. There is one pool for bonus payments for the fixed income department. The amount of the pool for bonus payments is determined by assets managed (including investment companies, insurance product-related accounts and other separate accounts), management fees and related expenses (including fund waiver expenses) for registered investment companies, pooled vehicles, and managed separate accounts. Generally, 60%-75% of the bonus is quantitatively determined. For more senior portfolio managers, a higher percentage of the bonus is quantitatively determined. For investment companies, each manager is compensated according the Fund's Lipper or Morningstar peer group percentile ranking on a one-year, three-year, and five-year basis, with longer-term performance more heavily weighted. For managed separate accounts the portfolio managers are compensated according to the composite percentile ranking against the Frank Russell and Callan Associates databases (or similar sources of relative performance data) on a one-year, three-year, and five-year basis, with longer term performance more heavily weighted. There is no objective award for a fund that falls below the 50th percentile, but incentives reach maximum potential at the 25th-30th percentile. There is a sliding scale for investment companies that are ranked above the 50th percentile. The remaining 25%-40% portion of the bonus is discretionary as determined by Delaware Investments and takes into account subjective factors.

For new and recently transitioned portfolio managers, the compensation may be weighted more heavily towards a portfolio manager's actual contribution and ability to influence performance, rather than longer-term performance. Management intends to move the compensation structure towards longer-term performance for these portfolio managers over time.

DEFERRED COMPENSATION
Each named portfolio manager is eligible to participate in the Lincoln National Corporation Executive Deferred Compensation Plan, which is available to all employees whose income exceeds a designated threshold. The Plan is a non-qualified unfunded deferred compensation plan that permits participating employees to defer the receipt of a portion of their cash compensation.

STOCK OPTION INCENTIVE PLAN/EQUITY COMPENSATION PLAN
Portfolio managers may be awarded options, stock appreciation rights, restricted stock awards and restricted stock units relating to the underlying shares of common stock of Delaware Investments U.S., Inc. pursuant to the terms the Amended and Restated Delaware Investments U.S., Inc. Incentive Compensation Plan. In addition, certain managers may be awarded restricted stock units, or "performance shares," in Lincoln National Corporation. Delaware Investments U.S., Inc., is an indirect subsidiary of Delaware Management Holdings, Inc. Delaware Management Holdings, Inc., is in turn an indirect, wholly-owned subsidiary of Lincoln National Corporation.

The Amended and Restated Delaware Investments U.S., Inc. Incentive Compensation Plan was established in 2001 in order to provide certain employees of the Manager with a more direct means of participating in the growth of the Manager. Under the terms of the plan, stock options typically vest in 25% increments on a four-year schedule and expire ten years after issuance. Subject to the terms of the plan, restricted stock units typically vest in 25% increments on a four-year schedule, and shares of common stock underlying the restricted stock awards will be issued after vesting. Awards are granted under the plan from time to time by the investment manager in its full discretion. Awards may be based in part on seniority. The fair market value of the shares of Delaware Investments U.S., Inc., is normally determined as of each March 31, June 30, September 30 and December 31. Shares issued upon the exercise of such options or vesting of restricted stock units must be held for six months and one day, after which time the shareholder may put them back to the issuer or the shares may be called back from the shareholder from time to time, as the case may be.

Portfolio managers who do not participate in the Delaware Investments U.S., Inc. Stock Option Plan are eligible to participate in Lincoln's Long-Term Incentive Plan, which is designed to provide a long-term incentive to officers of Lincoln. Under the plan, a specified number of performance shares are allocated to each unit and are awarded to participants in the discretion of their managers in accordance with recommended targets related to the number of employees in a unit that may receive an award and the number of shares to be awarded. The performance shares have a three year vesting schedule and, at the end of the three years, the actual number of shares distributed to those who received awards may be equal to, greater than or less than the amount of the award based on Lincoln's achievement of certain performance goals relative to a pre-determined peer group.

OTHER COMPENSATION
Portfolio managers may also participate in benefit plans and programs available generally to all employees.